Form 51-102F3

Material Change Report

1.

Name and Address of Company

Titan Trading Analytics Inc.

18104 – 102nd Avenue

Edmonton, AB  T5S 1S7

2.

Date of Material Change

August 4, 2005

3.

News Release

August 5, 2005 via Filing Services Canada

4.

Summary of Material Change

Titan Trading Analytics Inc. completed a Shares for Debt transaction. The debt extinguished was $262,500.00 and 1,050,000 common shares in the capital of the Corporation were issued at a deemed price of $0.25.

5.

Full Description of Material Change

Titan Trading Analytics Inc. (the “Corporation”) completed a Shares for Debt transaction. The debt extinguished was $262,500.00 and 1,050,000 common shares in the capital of the Corporation have been issued at a deemed price of $0.25 to Mr. Philip Carrozza, Director of the Corporation.

The issuance of common shares in the capital of the Corporation will not result in a change of control; is pursuant to exemptions from prospectus and registration requirements; and is subject to a 4-month hold period.

6.

Reliance of subsection 7.1(2) or (3) of National Instrument 51-102

N/A

7.

Omitted Information

N/A

8.

Executive Officer

Ken W. Powell, President & CEO

Telephone:  780-930-7072

9.

Date of Report

August 5, 2005